SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                               Electric City Corp
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   284868106
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                                 (CUSIP Number)

                                Kevin McEneely
                                N1947 Linn Rd.
                             Lake Geneva, Wi 53147
                                 (262) 248-0433
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   11/13/2003
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 284868106
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    McEneely, Kevin
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    US
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,725,075 (1)

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        1,725,075 (1)

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     1,725,075 (1)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     4.9%
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(14) Type of reporting person (see instructions).

     IN
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(1)     Total shares include 380,984 currently exercisable options at an exercise price of $1.10 which expire 6/24/2008.

Page 2 of 4 Pages

Item 1. Security and Issuer.

         Common Stock
         Electric City Corp
         1280 Landmeir Rd.
         Elk Grove
         Illinois
         60007

Item 2. Identity and Background.

        (a) Kevin McEneely

        (b) N1947 Linn Rd.
            Lake Geneva, Wi. 53147

        (c) Executive
            Uline
            2200 Lakeside Dr
            Waukegan, Il 60085

        (d) N/A

        (e) N/A

        (f) US

Item 3. Source and Amount of Funds or Other Consideration.

         Non Cash Transaction-Shares are from a distribution from NCVC,LLC of which Kevin McEneely is a member.

Item 4. Purpose of Transaction.

         Distribution of pro-rata interest in NCVC,LLC/shares are held for investment

Item 5. Interest in Securities of the Issuer.

        (a) 1,725,075
            4.9%

        (b) 1,725,075

        (c) The following transactions represent Kevin McEneely's membership interest in NCVC,LLC's open market sales of 73,900 shares in the last 60 days. The 11/13/03 transaction of 2,667 shares was exchanged for services. All transactions were previously reported on Form 4.
             9/15/03   953 @$2.13
             9/16/03  1333 @ 2.16
             9/17/03   152 @ 2.13
             9/22/03  1372 @ 1.92
             9/24/03  4192 @ 2.10
             9/26/03  2248 @ 2.07
             9/29/03  2438 @ 2.10
            10/01/03  3619 @ 2.16
            10/02/03  3657 @ 2.20
            10/03/03  4343 @ 2.31
            10/06/03  4686 @ 2.32
            10/07/03   610 @ 2.28
            10/08/03  2362 @ 2.27
            10/09/03  1600 @ 2.22
            10/10/03  1753 @ 2.23
            10/13/03  3162 @ 2.23
            10/14/03  3315 @ 2.51
            10/15/03   800 @ 2.51
            10/16/03  1905 @ 2.54
            10/17/03  3657 @ 2.64
            10/20/03  3353 @ 2.54
            10/21/03  3200 @ 2.65
            10/22/03  3238 @ 2.67
            10/23/03  2324 @ 2.55
            10/28/03   646 @ 2.59
            10/29/03  2850 @ 2.58
            10/30/03  2660 @ 2.50
            10/31/03  2527 @ 2.51
            11/03/03  2362 @ 2.51
            11/04/03  2584 @ 2.60
            11/13/03  2667 @ 0


        (d) N/A

        (e) 11/13/03  4.9%

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         N/A

Item 7. Material to be Filed as Exhibits.

         N/A

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 01/13/2006                      /s/ Kevin McEneely
                                      Name:  Kevin McEneely

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages